February 25, 2021

Christina DiAngelo Fettig

Office of Disclosure and Review

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Arrow Investments Trust, File Nos. 333-178164 and 811-22638 and

Arrow ETF Trust, File Nos. 333-177651 and 811-22624

Dear Ms. DiAngelo Fettig:

On January 26, 2021 you provided verbal comments to Krisztina Nadasdy with respect to certain prospectus and shareholder report filings for certain series (each, a “Fund”) of Arrow Investments Trust and Arrow ETF Trust (each, a “Registrant” and collectively, the “Registrants”) as described below. Please find below the applicable Registrant’s responses to those comments, which the Registrants have authorized Thompson Hine LLP to make on their behalf.

Form N-CSR – Financial Statements

Comment 1. Regarding the Arrow Managed Futures Strategy Fund (“Managed Futures”) Annual Report dated July 31, 2020, the following statement is located in the shareholder letter: “The market value of the swap makes up 100% of the notional value of the Fund.” Please explain this statement, specifically, what is the notional value of the Fund.

Response. The term “notional value” in the statement is referring to the net assets of the Fund. The Registrant represents that in future similar disclosures, the Registrant will use the term “net assets” rather than “notional value.”

Comment 2. For all Funds with significant investments in derivatives, the graphical representations of holdings do not include the relevant Fund’s investments in derivatives, and could be considered misleading without a reference to derivatives. Reference is made to Final Rule: Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Effective May 10, 2004 (“[W]e have modified the amendments to require that the tables, charts, or graphs depict the ‘portfolio holdings,’ rather than the ‘securities holdings’ of the fund. We are adopting this modification to clarify that the tabular or graphic presentation must reflect all of the investment activities of the fund, and not just investments in securities of unaffiliated issuers or investments in securities generally.”).

Response. In future filings, Funds with significant investments in derivatives will include disclosure as a footnote to the graphical representation of holdings indicating that the graphical representation does not include the Fund’s investments in derivatives.

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Comment 3. Regarding the Arrow Dow Jones Global Yield ETF (“GYLD”) Annual Report dated January 31, 2020, please explain how the Fund’s benchmark index, the Dow Jones Global Composite Yield Index, meets the definition of “broad-based securities market index” as defined in Item 27(b), Instruction 5, of Form N-1A. Reference is made to previous comment made by the staff in correspondence filed by the Registrant dated February 2, 2016.

Response. The Registrant believes that the Dow Jones Composite Yield Index (the “Index”) constitutes a “broad-based securities market index” as defined in Item 27(b), Instruction 5, of Form N-1A. According to the relevant instruction in Form N-1A, a “broad-based securities marked index is one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” S&P Dow Jones Indexes, the index provider for the Index, is not affiliated with the Trust, the Adviser, or principal underwriter, as disclosed in the Fund’s prospectus. Based on available SEC guidance discussed below regarding the meaning of “broad-based,” the Registrant believes the Index is consistent with the applicable requirements of Form N-1A.

The SEC has stated that “[a] broad-based index is one that provides investors with a performance indicator of the overall applicable stock or bond markets, as appropriate,” adding that “[an] index would not be considered to be broad-based if it is composed of securities of firms in a particular industry or group of related industries.”[1] Further, Form N-1A “gives a fund considerable flexibility in selecting a broad-based index that it believes best reflects the market(s) in which it invests.”[2] The SEC has also stated that the “purpose of including return information for a broad-based securities market index was to provide investors with a basis for evaluating a fund’s performance and risks relative to the market.”[3]

The Index is a weighted return index that measures the performance of high-yielding securities across a variety of asset classes including, but not limited to foreign and domestic equities, preferred stocks, and a variety of fixed income securities. Further, the Index does not concentrate in any particular industry or group of industries. The Fund is a passively managed ETF designed to track the Index. Based on the aforementioned information and guidance, the Registrant believes that the Index is “broad-based” and best reflects the markets in which the Fund invests.

Comment 4. Per Regulation S-X 12-13A, disclosures of futures contracts, both open and underlying swap contracts, require disclosure of notional amount and value. For example, Arrow DWA Tactical: Balanced Fund (formerly, Arrow DWA Balanced Fund) (“Balanced Fund”), in its Annual Report dated July 31, 2020, has disclosed the underlying face amount at value for futures contracts, please explain how this is meeting the requirement under 12-13A.

Response. The Registrant represents that “underlying face amount at value” is the notional amount of the swap, and the Registrant will update future filings to label the column as such. Further, the Registrant will also list each contract’s value as required by Regulation S-X 12-13A.

[1]	Final Rule: Disclosure of Mutual Fund Performance and Portfolio Managers, SEC Release No. IC-19382 (Apr. 6, 1993) (“1993 Release”) at note 21 and accompanying text.
[2]	1993 Release, supra note 1, at Section I.C.3.
[3]	New Form N-1A Adopting Release, SEC Rel. No. 23064 (Feb. 10, 1998).

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Comment 5. Using the Balanced Fund Annual Report dated July 31, 2020 as an example, please explain how disclosure satisfies the requirements of Regulation S-X 12-13C, footnote 3, requiring disclosure of any up-front payments or receipts of value and the frequency of payments for open swap contracts.

Response. The Registrant represents that in future filings, where applicable, the Registrant will ensure that any up-front payments or receipts of value, and the frequency of payments, are disclosed for open swap contracts as required by Regulation S-X 12-13C, footnote 3.

Comment 6. With reference to page 15 of the Annual Report for the Balanced Fund dated July 31, 2020, please explain how the components of the baskets agree to the total unrealized appreciation or depreciation of the swap.

Response. The Registrant notes that the total unrealized appreciation/(depreciation) of the individual positions within the financial index swap, is not intended to agree to the total unrealized appreciation/(depreciation) of the financial index swap. The financial index swap is a “total return swap” where gains and losses are settled via wire transfer between the Fund and the swap provider (Morgan Stanley) on a monthly basis. The components of the baskets are the underlying holdings of the trading accounts at Morgan Stanley and are traded by Dunn Capital Management. There is no direct relationship between the unrealized appreciation/(depreciation) of the swap and the basket components.

Comment 7. In the GYLD Annual Report dated January 31, 2020, the portfolio of investments is categorized by industry. In addition to this categorization, please consider categorization by country. Reference is made to FASB ASC 825-10-50 regarding concentration of credit risk, and to the AICPA Audit and Accounting Guide for Investment Companies, which references the FASB ASC regarding credit risk concentration, stating “for example, an international fund that categorizes its investments by industry or geographic region should also report a summary of its investments by country, if such concentration is significant.”

Response. In future filings for GYLD, the Registrant will provide a categorization by country, in addition to industry, in its portfolio of investments.

Comment 8. Applicable to any Fund that invests in underlying funds: Please confirm that Funds investing in other investment companies have disclosed distributions of realized gains by other investment companies in the Statement of Operations. Reference is made to Regulation S-X 6-07.7(b).

Response. The Registrant confirms that Funds investing in other investment companies have disclosed distributions of realized gains by other investment companies in their Statement of Operations, to the extent there are any applicable.

Form N-CSR – Notes to Financial Statements

Comment 9. Applicable to all Funds that have expenses subject to recapture (referring to Arrow Reserve Capital Management ETF (“ARCM”) as an example), please confirm that the expenses subject to recapture are limited to the lesser of the expense cap at the time of waiver or recoupment.

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Response. The Registrant confirms that for all Funds that have expenses subject to recapture, the expenses subject to recapture are limited to the lesser of expense cap at the time of waiver or recapture. The Registrant will revise the disclosure in the relevant Fund’s notes to financial statements to clarify this fact in future filings.

Comment 10. GYLD invests in real estate investment trusts (“REITs”), and in the Annual Report dated January 31, 2020, REITs constitute approximately 20% of the Fund, in future filings, please consider adding disclosure in the notes to state that the distributions from REITs may be classified as a return of capital.

Response. In future filings for GYLD, the Registrant will include disclosure stating that the distributions from REITs may be classified as a return of capital.

Comment 11. Regarding Note 4 in the Annual Report for ARCM dated January 31, 2020, please disclose the fees paid to the sub-adviser. Reference is made to the January 21, 2020 AICPA Investment Companies Expert Panel Minutes (“The SEC staff noted that certain funds describe relationships with sub-advisers in their registration statements (Item 19 of N-1A) and the disclosure will often include amounts paid by the fund or adviser to a sub-adviser. The SEC staff has seen instances where the sub-advisory arrangement is not described in the notes to the financial statements, where facts and circumstances might warrant such disclosure, or is significantly inconsistent with the description in the prospectus. The SEC Staff reminds registrants that significant elements of the arrangement may warrant disclosure in the notes to the financial statements, depending on facts and circumstances.”)

Response. The Registrant will include disclosure stating the fees paid to the sub-adviser in future filings.

Comment 12. For ETFs that receive fixed fees and variable charges, please explain how fixed and variable fees, if received by the Fund, are accounted for. For example, in Note 5 of the GYLD Annual Report dated January 31, 2020, the disclosure states the Fund received both fixed and variable fees, however, only the variable fees appear in the Statement of Changes in Net Assets.

Response. The Registrant notes that fixed fees and variable charges received by the ETFs are recorded as capital stock transactions. The ETFs may use these fees to cover the custodial and other costs incurred by the ETF.

Form N-CSR – Expense Examples

Comment 13. Please confirm that the expense ratio of 0.77% that is disclosed in the Expense Example in the Annual Report dated July 31, 2020 for the Arrow DWA Tactical: International ETF (formerly the Arrow DWA Country Rotation ETF) (“DWCR”) is correct.

Response. The Registrant confirms that the referenced expense ratio is correct.

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Form N-CSR – Items 2-13

Comment 14. In certain N-CSR filings, Item 3(a)(1) and Item 3(a)(3) provide inconsistent disclosure stating that the Trust both has, and does not have, an audit committee financial expert. Please revise this disclosure.

Response. The Registrant confirms that it will update this disclosure in future filings so that Items 3(a)(1) and 3(a)(3) are consistent.

Comment 15. In the N-CSR filings for the ETFs, Item 5 is marked as “not applicable,” please explain why this is marked as “not applicable.” Reference is made to previous comment made by the staff in correspondence filed by the Registrant dated August 15, 2017.

Response. The Registrant notes that the item was marked as “not applicable” in error, the Registrant will respond to the item as required in future filings.

Form N-CEN

Comment 16. In the Form N-CEN filing for GYLD for the period ended January 31, 2020, Item C.3.c., indicating the Fund seeks to achieve performance results that are a multiple of a benchmark, the inverse of a benchmark, or a multiple of the inverse of a benchmark, is marked. This appears inconstant with the Fund’s principal investment strategy, please explain.

Response. The Registrant notes that C.3.c on Form N-CEN was marked in error and future N-CEN filings will not have this box marked.

Comment 17. Please explain why Item C.3.e (“Fund of Funds”) was not checked for the following Funds in the N-CEN for Arrow Investments Trust for the period ended July 31, 2020: Arrow DWA Tactical: Macro Fund (formerly Arrow DWA Tactical Fund) (“Macro Fund”), Arrow DWA Tactical: Macro ETF (formerly Arrow DWA Tactical ETF) (“DWAT”), Balanced Fund, Arrow DWA Tactical: Income Fund (formerly Arrow Dynamic Income Fund) (“Income Fund”), and Managed Futures.

Response. The Registrant notes that in future N-CEN filings, item C.3.e (Fund of Funds) will be marked for Macro Fund, Income Fund and DWAT.

Comment 18. Item C.8.a (regarding whether a Fund had an expense limitation arrangement in place during the reporting period) was marked “no” in the N-CEN filing for the year ended July 31, 2020, for the following Funds: Balanced Fund, Macro Fund, Income Fund, and Managed Futures. These Funds appear to have had expense limitation arrangements in place during the period according to their Note 5 disclosures in their annual reports on Form N-CSR. Please explain.

Response. The Registrant notes that in future N-CEN filings for the referenced Funds, item C.8.a (regarding existence of expense limitation arrangements) will be marked “yes” to reflect the Adviser’s voluntary waiver of a portion of its advisory fees earned as a result of investing in other funds managed by the Adviser.

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Registration Statement Disclosures – Generally

Comment 19. Certain Funds recently changed their names. Please explain if any principal investment strategies or risks were changed in conjunction with the name changes. If so, please discuss whether a 485(a) filing was considered for these Funds.

Response. The Registrant notes that certain revisions made to the principal investment strategy and risk disclosure sections of the Income Fund’s prospectus were made to further refine or clarify existing disclosure regarding the Fund’s overall fixed income investment exposure and the adviser’s investment process. Additionally, the Income Fund’s name change did not require any change in fund investment policies or restrictions (e.g. 80% investment policy pursuant to rule 35d-1). The Registrant further notes that the risk disclosure provided regarding emerging markets is similar to (and actually expands upon) the emerging markets risk disclosure previously reviewed by the Staff in connection with its review of other funds in the Trust. The Registrant and fund counsel will continue to evaluate the materiality of investment strategy and risk revisions when considering future post-effective amendments for the Registrant and the potential applicability of Rule 485(a).

Comment 20. ARCM has LIBOR exposure. Please consider whether the expected discontinuation of LIBOR is a principal risk for the Fund.

Response. The Registrant does not consider LIBOR risk a principal risk of ARCM. The Registrant confirms that it will not hold any instruments with LIBOR exposure in ARCM upon LIBOR’s discontinuation.

Comment 21. Per disclosures contained in the Funds’ Annual Reports, certain Funds have significant ownership of other Funds. Please explain how large shareholder risk, and/or shareholder concentration risk is addressed in the summary and statutory prospectus for the relevant Fund. For example, As of July 31, 2020, Managed Futures owned 88.2% of ARCM according to the July 31, 2020 Annual Report for Managed Futures.

Response. The Registrant will add “Large Shareholder Risk” as a principal risk of ARCM and DWCR in future registration statement filings.

Registration Statement Disclosures – Fee Table

Comment 22. For DWAT and DWCR, explain how the net expenses in the fee tables reconcile to the defined expense limits. For DWAT the defined expense limit is 1.40%, and when you add the exclusions of acquired fund fees and expenses (“AFFE”), it is 1.66%. The Total Annual Fund Operating Expenses After Fee Waiver in the Fee Table is listed as 1.56%. For DWCR the defined expense limit is 0.95%, and when you add the exclusions of AFFE and foreign custody transaction costs and interest it is 1.36%. The Total Annual Fund Operating Expenses After Fee Waiver are 1.16%.

Response. The Registrant notes that for DWAT and DWCR, the amount of fees waived was calculated incorrectly, causing an error in what was stated for each Fund under Total Annual Fund Operating Expenses After Fee Waiver. The Registrant has filed supplements with updated fee tables for both DWAT and DWCR. The updated fee tables reconcile with each Fund’s defined expense limits. The Trust CCO will report the error to the Board at its next regularly scheduled meeting and address the changes to the Fund administrator’s policies and

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procedures that were implemented to prevent a re-occurrence. The Registrant notes that no creation unit transactions occurred between the effective date of the relevant Fund’s prospectus and the filing of the supplement.

Comment 23. In future filings, for Funds that derive their returns principally from swaps, please add the swap fees footnote to the fee table (for example, the footnote included in the fee table for Balanced Fund) and include an estimate of the swap fees as a percentage of the Fund’s assets.

Response. The Registrant will update the referenced footnote for Balanced Fund and Managed Futures in future filings to include an estimate of the swap fees as a percentage of the Fund’s assets. The Registrant will include such disclosure for other Funds, as applicable.

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If you have any questions or additional comments, please call Andrew J. Davalla at (614) 469-3353

Sincerely,

/s/ Andrew J. Davalla

Andrew J. Davalla